Exhibit 5.3

January 16, 2026

Via E-Mail
Scott.Beasley@ftr.com RE: Separation Agreement

Dear Mr. Beasley:

Frontier Communications Parent, Inc., a Delaware corporation (the “Company”) acknowledges that you have submitted a resignation letter, dated January 16, 2026, which resigns your employment with the Company for Good Reason effective upon the closing of the merger (the “Merger”) by and among the Company, Verizon Communications Inc. (“Parent”) and France Merger Sub Inc. (“Merger Sub”) pursuant to the Agreement and Plan of Merger, dated September 4, 2024 (the “Merger Agreement”). The Company hereby waives the 30-day Good Reason cure period (including any required actions by you during the cure period) under the Employment Agreement. The effectiveness of this Agreement is contingent upon the closing of the Merger (the “Closing”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the employment agreement by and between you and the Company, dated May 25, 2021 (the “Employment Agreement”).

You and the Company hereby agree that this Separation Agreement (this “Agreement”) sets forth the terms of your separation from employment with the Company and its subsidiaries and affiliates.

In consideration of the covenants and agreements hereafter set forth and other good and valuable consideration, the receipt and sufficiency of which you and the Company acknowledge, you and the Company covenant and agree, as follows:

1.          Separation from Employment. You and the Company hereby acknowledge and agree that your employment, including your service in all positions that you hold with the Company and its subsidiaries and affiliates, including as an officer of the Company, shall end effective as of, and contingent upon, the date of the Closing (the “Separation Date”).

2.          Accrued Amounts; Benefits. You and the Company acknowledge and agree that you are entitled to receive payment of the Accrued Benefits as defined in the Employment Agreement, which for the avoidance of doubt include (i) any earned but unpaid Base Salary and any accrued but unused paid time off (if any), in each case, through the Separation Date, (ii) reimbursement for any unreimbursed business expenses incurred through the Separation Date, (iii) all other payments, benefits or fringe benefits to which you shall be entitled to under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant or your Employment Agreement, payable in accordance therewith and (iv) any accrued but unpaid Annual Bonus due with respect to any calendar year preceding the calendar year in which the Separation Date occurs. You acknowledge that, other than as set forth in this Agreement in connection with your employment and termination thereof, you are not entitled to any additional compensation, benefits, or notice and that no promises, commitments, or representations to the contrary have been made to you. For the avoidance of doubt, other than as set forth in this Agreement, your participation in all benefits and incidents of employment shall cease on the Separation Date.

3.          Severance. Subject to the execution and non-revocation of the release of claims in respect of the Company and its respective affiliates attached to this Agreement as Exhibit B (the “Release”) (subject to the review period to which you are entitled under the Release) and your execution of the Supplemental Release attached to this Agreement as Exhibit C (the “Supplemental Release”), the Company shall provide you the separation payments and benefits set forth on Exhibit A hereto in full satisfaction of all outstanding obligations owed to you by the Company, with such payments to be made no later than the first payroll following the effective date of the Release (subject to any delay period required under Section 409A).

4.          Equity-Based Awards. All your outstanding RSUs, and all PSUs after giving effect to the determinations referred to in this sentence below, shall vest and be cancelled in exchange for a lump-sum cash payment equal to the product of the number of shares of Company Common Stock subject to such RSUs and PSUs and $38.50 (with the number of PSUs vesting and cashing out determined based on attainment of all applicable performance goals at the greater of target and actual level of performance, with such performance factors measured on a prorated basis) and otherwise be treated in accordance with the terms of the applicable Company long-term incentive plan and award agreements thereunder and the Merger Agreement.

5.          Severability. The parties have entered into this Agreement for the purposes herein expressed, with the intention that this Agreement be given full effect to carry out such purposes. Therefore, consistent with the effectuation of the purposes hereof, the invalidity or unenforceability of any provision hereof or part thereof shall not affect the validity or enforceability of any other provision hereof or any other part of such provision.

6.          Survival. Notwithstanding the termination of your employment as of the Separation Date, Sections 5 through 21 of the Employment Agreement shall survive such termination and remain in full force and effect in accordance with their terms. All other provisions of the Employment Agreement shall be deemed terminated and of no further force or effect as of the Separation Date. These surviving provisions of the Employment Agreement include, but are not limited to, the restrictive covenants to which you are currently subject. You represent that, prior to the date hereof, no waiver of such covenants contemplated by Section 14 of the Employment Agreement has been given to you in any form, and you acknowledge that any such waiver following the date hereof would require the consent of Parent.

7.          Cooperation. You reaffirm your ongoing cooperation covenant set forth in the Employment Agreement.

8.          Governing Law. This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of Delaware (but not including any choice of law rule thereof that would cause the laws of another jurisdiction to apply).

9.          Withholding. The Company shall withhold from any and all amounts payable under this Agreement or otherwise such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation, and all payments under this Agreement shall be in amounts net of any such deductions or withholdings.

10.          Amendment. This Agreement may be modified or amended only by express agreement of the parties hereto in writing, assenting to such modification or amendment.

11.          Waiver. No waiver by any party of any provision hereof or part thereof at any time shall constitute or evidence a waiver by such party of any other provision or other part of such provision or of the same provision or part at any other time.

12.          Successors. This Agreement shall be binding upon and shall inure to the benefit of the Company and Parent and their respective permitted successors and assigns, including the surviving corporation of the Merger; provided, however, that the Company or Parent, as applicable, shall assign this Agreement to, and all rights and obligations hereunder, shall inure to the benefit of and be binding upon, any person, firm, corporation or other entity resulting from the reorganization of the Company or Parent, as applicable, or succeeding to the business or assets of the Company or Parent, as applicable, by purchase, merger, consolidation or otherwise.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

FRONTIER COMMUNICATIONS PARENT, INC.

By: /s/ Alan Gardner
Name:	Alan Gardner
Title:	EVP, Chief People Officer
Date:	January 16, 2026

EXECUTIVE

By: /s/ Scott Beasley
Name:	Scott Beasley
Title:	EVP, Chief Financial Officer
Date:	January 16, 2026

[Signature Page to Separation Agreement]

EXHIBIT A

Separation Payments and Benefits

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the employment agreement by and between you and the Company, dated May 25, 2021 (the “Employment Agreement”).

1.          Severance Amount. As required by the Employment Agreement, you shall be paid an amount in cash of $2,250,000, which is equal to one and one-half times the sum of (i) your Base Salary plus (ii) Target Annual Bonus.

2.          Pro Rata Annual Bonus for 2026. You shall be paid a prorated annual bonus for 2026 in the amount of $41,095.89, which is equal to the product of (A) the Target Annual Bonus multiplied by (B) a fraction, the numerator of which is the number of days during the applicable calendar year that you were employed with the Company, and the denominator of which is the total number of calendar days during the applicable calendar year.

3.          COBRA Continuation. A lump sum cash payment equal to 12 times the monthly premium required to be paid by you to continue your group health plan coverage as in effect for the year in which the Separation Date occurs, based on the monthly COBRA premium in effect as of the Separation Date. This lump sum, based on your benefit elections for 2026, is $11,371.68 (equivalent to $947.64 monthly for 12 months). Since this coverage crosses plan years, and Parent may modify the available coverage, the monthly premium may change and Parent will notify you of any such changes. You will receive a COBRA notice from HealthEquity/WageWorks, the Company’s COBRA administrator, approximately three weeks after termination of employment. You are required to actively enroll in COBRA to retain coverage under COBRA during the continuation period.

EXHIBIT B

GENERAL

RELEASE

I, Scott Beasley, in consideration of and subject to the performance by Frontier Communications Parent, Inc. (together with its subsidiaries, the “Company”), of its obligations under the Employment Agreement, dated as of May 25, 2021 (the “Employment Agreement”), do hereby release and forever discharge, as of the date hereof, the Company and its Subsidiaries and Affiliates (which term “Affiliate” for purposes of this General Release includes Verizon Communications Inc. (“Parent”), and all of their respective present, former and future managers, directors, officers, stakeholders, employees, successors and assigns of the Company and its Subsidiaries and Affiliates and direct or indirect owners (collectively, the “Released Parties”) to the extent provided below (together with the Supplemental Release attached as Exhibit C, this “General Release”). The Released Parties are intended to be third-party beneficiaries of this General Release, and this General Release may be enforced by each of them in accordance with the terms hereof in respect of the rights granted to such Released Parties hereunder. Terms used herein but not otherwise defined shall have the meanings given to them in the Employment Agreement.

1.
My employment with the Company will terminate effective as of, and contingent upon, the closing of the Merger (as defined in the agreement to which this Exhibit B is attached (such agreement, the “Separation Agreement”)), and as of such date I hereby resign from any position as an officer, member of the board of managers or directors (as applicable) or fiduciary of the Company or any other member of the Company Group (or reaffirm any such resignation that may have already occurred). I understand that any payments or benefits paid or granted to me under Section 3 of the Separation Agreement represent, in part, consideration for signing this General Release and are not salary, wages or benefits to which I was already entitled. I understand and agree that I will not receive the payments and benefits specified in Section 3 of the Separation Agreement unless I execute this General Release and do not revoke this General Release within the time period permitted hereafter. I understand and agree that such payments and benefits are subject to the provisions of the Employment Agreement addressing confidentiality, restrictive covenants, and ongoing cooperation, which (as noted below) expressly survive my termination of employment and the execution of this General Release. Such payments and benefits will not be considered compensation for purposes of any employee benefit plan, program, policy or arrangement maintained or hereafter established by the Company or its affiliates. I acknowledge that, in view of the nature of the business and the business objectives of the Company in entering into the Separation Agreement and engaging me, the restrictions contained in the Employment Agreement are reasonably necessary to protect the interests of the Company, and that any violation of such restrictions could result in irreparable injury to the Company for which damages will not be an adequate remedy. The rights and remedies of the Company are not exclusive of, limited by or in limitation of any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative.

EXHIBIT B

2.
Except as provided in paragraphs 4 and 5 below, I knowingly and voluntarily (for myself and my heirs, executors, administrators and assigns) release and forever discharge the Company and the other Released Parties from any and all claims, suits, controversies, actions, causes of action, cross-claims, counter-claims, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or liabilities of any nature whatsoever in law and in equity, both past and present (through the date on which I execute this General Release) and whether known or unknown, suspected, or claimed against the Company or any of the Released Parties, which I, my spouse, or any of my heirs, executors, administrators or assigns may have, which arise out of or are connected with my employment with, or my separation or termination from, the Company (including, but not limited to, any allegation, claim or violation, arising under: Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967, as amended (including the Older Workers Benefit Protection Act); the Equal Pay Act of 1963, as amended; the Americans with Disabilities Act of 1990; the Family and Medical Leave Act of 1993; the Worker Adjustment Retraining and Notification Act; the Employee Retirement Income Security Act of 1974; any applicable Executive Order Programs; the Fair Labor Standards Act; or their state or local counterparts; or under any other federal, state or local civil or human rights law, or under any other local, state or federal law, regulation or ordinance; or under any public policy, contract or tort, or under common law; or arising under any policies, practices or procedures of the Company; or any claim for wrongful discharge, breach of contract, infliction of emotional distress, defamation; or any claim for costs, fees, or other expenses, including attorneys’ fees incurred in these matters) (all of the foregoing collectively referred to herein as the “Claims”).

3.	I represent that I have made no assignment or transfer of any right, claim, demand, cause of action or other matter covered by paragraph 2 above.

4.
I agree that this General Release does not waive or release any rights or claims that I may have under the Age Discrimination in Employment Act of 1967 that arise after the date I execute this General Release and the Supplemental Release. I acknowledge and agree that my separation from employment with the Company in compliance with the terms of the Employment Agreement shall not serve as the basis for any claim or action (including, without limitation, any claim under the Age Discrimination in Employment Act of 1967).

5.
I agree that I hereby waive all rights to sue or obtain equitable, remedial or punitive relief from any or all Released Parties of any kind whatsoever in respect of any Claim, including, without limitation, reinstatement, back pay, front pay and any form of injunctive relief. Notwithstanding the above, I further acknowledge that I am not waiving and am not being required to waive any right that cannot be waived under law, including the right to file an administrative charge or participate in an administrative investigation or proceeding; provided, however, that I disclaim and waive any right to share or participate in any monetary award resulting from the prosecution of such charge or investigation or proceeding. Additionally, I am not waiving (a) any right to the Accrued Benefits or any severance benefits to which I am entitled under the Employment Agreement, (b) any claim relating to directors’ and officers’ liability insurance coverage or any right of indemnification under the Company’s organizational documents, the Employment Agreement, my indemnification agreement or otherwise, or (c) my rights as an equity or security holder in the Company or its Affiliates that exist pursuant to the terms of the applicable agreement(s) or applicable law.

EXHIBIT B

6.
In signing this General Release, I acknowledge and intend that it shall be effective as a bar to each and every one of the Claims hereinabove mentioned or implied. I expressly consent that this General Release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Claims (notwithstanding any state or local statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Claims), if any, as well as those relating to any other Claims hereinabove mentioned or implied. I acknowledge and agree that this waiver is an essential and material term of this General Release and that without such waiver the Company would not have agreed to the terms of the Employment Agreement. I further agree that in the event I should bring a Claim seeking damages against the Company, or in the event I should seek to recover against the Company in any Claim brought by a governmental agency on my behalf, this General Release shall serve as a complete defense to such Claims to the maximum extent permitted by law. I further agree that I am not aware of any pending claim of the type described in paragraph 2 above as of the execution of this General Release and the Supplemental Release.

7.
I agree that neither this General Release, nor the furnishing of the consideration for this General Release, shall be deemed or construed at any time to be an admission by the Company, any Released Party or myself of any improper or unlawful conduct.

8.
I agree that I will forfeit all severance benefits payable by the Company pursuant to the Employment Agreement and any other amounts payable by the Company pursuant to the Employment Agreement that are subject to the effectiveness of this General Release if I challenge the validity of this General Release. I also agree that if I violate this General Release by suing the Company or the other Released Parties, I will pay all costs and expenses of defending against the suit incurred by the Released Parties, including reasonable attorneys’ fees, and return all payments received by me pursuant to the Employment Agreement on or after the termination of my employment.

9.
I agree that this General Release and the Employment Agreement are confidential and agree not to disclose any information regarding the terms of this General Release, the Separation Agreement or the Employment Agreement, except to my immediate family and any tax, legal or other counsel I have consulted regarding the meaning or effect hereof or as required by law, and I will instruct each of the foregoing not to disclose the same to anyone. The Company agrees to disclose any such information only to any tax, legal or other counsel of the Company as required by law. The foregoing shall apply to the extent this General Release (or the form thereof) is required to be included in any public filing of the Company.

EXHIBIT B

10.
Any nondisclosure provision in this General Release does not prohibit or restrict me (or my attorney) from responding to any inquiry about this General Release or its underlying facts and circumstances by the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) or any other self-regulatory organization or governmental entity or otherwise limit the scope of any protections that may apply to me under any applicable whistleblower laws.

11.	I hereby acknowledge that Sections 5 through 21 of the Employment Agreement shall survive my execution of this General Release.

12.
I represent that I am not aware of any claim by me other than the claims that are released by this General Release. I acknowledge that I may hereafter discover claims or facts in addition to or different than those that I now know or believe to exist with respect to the subject matter of the release set forth in paragraph 2 above and that, if known or suspected at the time of entering into this General Release, may have materially affected this General Release and my decision to enter into it.

13.
Notwithstanding anything in this General Release to the contrary, this General Release shall not relinquish, diminish or in any way affect any rights or claims arising out of any breach by the Company or by any Released Party of the Employment Agreement after the date hereof.

14.
Whenever possible, each provision of this General Release shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this General Release is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this General Release shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein. This Release shall be binding upon and inure to the benefit of the Company and Parent and their respective permitted successors and assigns, including the surviving corporation of the Merger.

BY SIGNING THIS GENERAL RELEASE, I REPRESENT AND AGREE THAT:

1.	I HAVE READ IT CAREFULLY;

2.
I UNDERSTAND ALL OF ITS TERMS AND KNOW THAT I AM GIVING UP IMPORTANT RIGHTS, INCLUDING, BUT NOT LIMITED TO, RIGHTS UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT OF 1967, AS AMENDED, TITLE VII OF THE CIVIL RIGHTS ACT OF 1964, AS AMENDED; THE EQUAL PAY ACT OF 1963, THE AMERICANS WITH DISABILITIES ACT OF 1990; AND THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED;

EXHIBIT B

3.	I VOLUNTARILY CONSENT TO EVERYTHING IN IT;

4.	I HAVE BEEN ADVISED TO CONSULT WITH AN ATTORNEY BEFORE EXECUTING IT AND I HAVE DONE SO OR, AFTER CAREFUL READING AND CONSIDERATION I HAVE CHOSEN NOT TO DO SO OF MY OWN VOLITION;

5.
I HAVE HAD AT LEAST 21 DAYS FROM THE DATE OF MY RECEIPT OF THIS RELEASE TO CONSIDER IT AND THE CHANGES MADE SINCE MY RECEIPT OF THIS RELEASE ARE NOT MATERIAL OR WERE MADE AT MY REQUEST AND WILL NOT RESTART THE REQUIRED 21-DAY PERIOD;

6.	I UNDERSTAND THAT I HAVE SEVEN DAYS AFTER THE EXECUTION OF THIS RELEASE TO REVOKE IT AND THAT THIS RELEASE SHALL NOT BECOME EFFECTIVE OR ENFORCEABLE UNTIL THE REVOCATION PERIOD HAS EXPIRED;

7.	I HAVE SIGNED THIS GENERAL RELEASE KNOWINGLY AND VOLUNTARILY AND WITH THE ADVICE OF ANY COUNSEL RETAINED TO ADVISE ME WITH RESPECT TO IT; AND

8.	I AGREE THAT THE PROVISIONS OF THIS GENERAL RELEASE MAY NOT BE AMENDED, WAIVED, CHANGED OR MODIFIED EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY AN AUTHORIZED REPRESENTATIVE OF THE COMPANY AND BY ME.

SIGNED:	/s/ Scott Beasley	DATED:	January 16, 2026
Scott Beasley